SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that bearing in mind the receiving of a nomination, made by minority shareholders holding preferred shares, as a candidate for the position of alternate member of the Fiscal Council of Eletrobras, as provided for in its Bylaws, namely Mr. Charles René Lebarbechon, for purposes of the resolution of the 58th Annual Shareholders’ Meeting of the Company, to be held on April 27, 2018 ("58th ASM"), restated, on this date, the Voting Ballot for the 58th Annual General Meeting (Voting Ballot), in order to: (i) exclude from the Voting Ballot resolution No. 8, relative to the election of an alternate member of the Company's Fiscal Council, by minority shareholders holding shares due to the absence of a valid candidate's nomination to appear on the Voting Ballot; (ii) to amend resolution 9, regarding the election of a alternate member of the Company's Fiscal Council, by minority shareholders holding preferred shares, in order to include the name of Mr. Charles René Lebarbechon, as a candidate for an alternate member of the Fiscal Council of the Company (Deliberation 10, after adjustment).

Due to the modifications described above, Eletrobras clarifies that:

(i)                   the votes already granted to the other resolutions and/or to the candidates that were already included in the Voting Ballot prior to this amendment will be considered valid, unless the shareholder submits new voting instructions;

(ii)                  shareholders who have already submitted voting instructions, and wish to resubmit it, may do so up to seven days before the date scheduled for the 58th ASM, to be fixed on April 20, 2018; and

(iii)                 if the shareholder decides to restate his or her voting instruction, in order to avoid that his voting instruction can be considered as conflicting, it is advisable to refer his new instruction to the same previously used service provider.

Eletrobras points out that the appointment of Mr. Charles René Lebarbenchon is still under analysis by the Company's Management, People and Eligibility Committee, responsible for verifying compliance with the eligibility requirements listed in the State-owned Companies Law, the Decree that regulates it, in the Brazilian Corporation Law and in the Policy for Indications in the Holding Company and in the Controlled Companies, Associations, Foundations and Associations of Eletrobras Companies, and, in the event that full compliance with such eligibility requirements is not verified, Eletrobras clarifies that the votes attributed to this candidate will be considered invalid, without any modification of the Voting Bulletin. Eletrobras will inform its shareholders and the market about the result of this analysis, as soon as it is known about its content.

MARKET ANNOUNCEMENT

In view of the above, the Company also informs that the duly updated Voting Ballot, it is available for consultation on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the Eletrobras Investors Relations website (www.eletrobras.com/ir), as well as that the information regarding said candidate, as required by CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481") was made available on this date, by means of a Notice to Shareholders.

Rio de Janeiro, April 06, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.